Exhibit 99.1

Santiago, May 30, 2017
GG/181/ 2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No 8,045 on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, Itaú Corpbanca (the "Bank") informs the following material event.

At the ordinary meeting dated May 30, 2017, the board of directors of the Bank appointed Mr. Bernard Pasquier as an independent director, as provided in article 50 bis of Law No 18,046 on Corporations, who will hold office until the next Annual Ordinary Shareholders' Meeting, when a definitive appointment shall be made. Mr. Pasquier's appointment is as the replacement of Mr. João Lucas Duchene who resigned as member of the board on the ordinary board meeting held on April 25, 2017, as informed on a Material Event Notice on that same date.

This event has been referred to as material in the referenced board meeting.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer